Exhibit 99.1

Tesoro Logistics LP Announces Two New Members to Board of Directors

SAN ANTONIO - May 24, 2011 - Tesoro Logistics LP (NYSE:TLLP) announced today the appointment of Tom O'Connor and Mary Morgan as new members of the Board of Directors effective May 24, 2011, increasing its size from five to seven members and its independent directors from one to three.

“We are pleased to welcome Tom O'Connor and Mary Morgan to our board,” said Tesoro Logistics Chairman and CEO, Greg Goff. “They both bring a strong track record of accomplishment in the industry as well as driving successful MLP strategies.”

Mr. O'Connor currently serves as chairman of the board, president and CEO of DCP Midstream, LLC, one of the nation's largest natural gas gatherers and processors, and marketers in the United States. In addition, he serves as the chairman of the board of DCP Midstream Partners. Since 1987 he has held a variety of roles with Duke Energy, including executive and president of commercial businesses, group executive and chief operating officer of U.S. Franchised Electric and Gas, president and CEO of Duke Energy Gas Transmission and group vice president of corporate strategy.

Mr. O'Connor earned a Bachelor's of Science degree in biology and a Master of Science degree in environmental studies from the University of Massachusetts at Lowell. He also completed the Harvard Business School Advanced Management Program.

Ms. Morgan is the principal of Morgan Hamilton Group, a liquid petroleum pipeline and storage advisory practice established in January 2011. Having served in a variety of executive roles for NuStar Energy, Valero, L.P. and Kinder Morgan Energy Partners, L.P., she has an extensive background in the energy industry. She also has experience in various commercial, engineering and operations positions with Santa Fe Pacific, Exxon Pipeline and Amoco Production.

Ms. Morgan earned a Bachelor's of Science degree in mechanical engineering technology and a Master of Science degree in petroleum engineering from the University of Houston. She also has completed graduate courses in business and finance at Pepperdine University.

About Tesoro Logistics LP
Tesoro Logistics, headquartered in San Antonio, Texas, is a fee-based, growth-oriented Delaware limited partnership formed by Tesoro Corporation to own, operate, develop and acquire crude oil and refined products logistics assets.

Please visit us at: www.tesorologistics.com

Contact:
Investors: Louie Rubiola, Director, Investor Relations, (210) 626-4355
or
Media: Mike Marcy, Manager, External Affairs, (210) 626-4697